SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2006, incorporated by reference herein:

Exhibit
99.1
Release dated 19 June 2006, entitled “DRDGOLD LIMITED ANNOUNCES EXCHANGE
OFFER FOR 6% SENIOR CONVERTIBLE NOTES DUE 2006”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 20, 2006
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

DRDGOLD Limited Announces Exchange Offer for 6% Senior Convertible Notes due 2006
Johannesburg, South Africa, June 16, 2006—DRDGOLD Limited (“DRDGOLD”)(JSE: DRD; NASDAQ;
DROOY) announced today that it has commenced an exchange offer under which DRDGOLD is offering to exchange up to $66,000,000 in aggregate principal amount of new 6% Senior Convertible Notes due 2010 (the
“New Notes”) for an equal aggregate principal amount of its currently outstanding 6% Senior Convertible Notes due
2006 (the “Old Notes”). The exchange offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933.
The New Notes will have substantially similar terms to the Old Notes, except for (1) the maturity date, (2) the conversion rate; and (3) the date after which DRDGOLD may redeem the New Notes.
The exchange offer will expire at 5:00 p.m. New York City time on July 17, 2006, unless extended or earlier terminated by DRDGOLD. DRDGOLD urges investors and security holders to read its exchange offer materials, including the offering memorandum, Schedule TO and related materials filed with the Securities and
Exchange Commission, because they contain important information about the exchange offer. Investors and security holders may obtain the offering memorandum and related materials through the exchange agent for the exchange offer, at:
The Bank of New York
One Canada Square
London E14 5AL
England
Attn: Paul Pereira
Telephone: +44 20 7964 7495
By facsimile:
(For Eligible Institutions only):
+44 20 7964 6339
                This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of DRDGOLD’s ordinary shares, American Depository Shares, the Old
Notes or the New Notes.
Statements in this announcement include forward-looking statements within the meaning of the Securities
Act and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by DRDGOLD from time to time in its filings with the Securities and Exchange
Commission. As a result of these factors, DRDGOLD's actual results may differ materially from those indicated or implied by such forward-looking statements. There can be no assurance that DRDGOLD will complete the exchange offer on the anticipated terms or at all. DRDGOLD’s ability to complete the exchange offer will depend, among other things, on market conditions. DRDGOLD’s ability to complete the exchange offer and its business are subject to risks described in its filings with the Securities and Exchange Commission. DRDGOLD does not intend, and undertakes no obligation, to update any forward-looking statements to reflect future events or circumstances.

               DRDGOLD Limited (www.drdgold.com) is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. For further information, please contact Ilja
Graulich, head of Investor Relations, at +27 11 219 8700.
Exhibit 99.1